SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓               Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                    No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.       an announcement regarding poll results of the first extraordinary general meeting for the year 2016 of China Petroleum & Chemical Corporation (the “Registrant”); and
2.       a list of directors and their roles and functions of the Registrant;

Each made by the Registrant on February 25, 2016.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	There is no objection against the proposed resolution at the EGM;

I.	CONVENING AND ATTENDANCE OF THE EGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its first extraordinary general meeting for the year 2016 (the “EGM”) at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Thursday, 25 February 2016 at 9:00 a.m.

Information of shareholders and authorised proxies attending the EGM
1. Number of attending shareholders and authorised proxies		60
of which:	A shares	57
	H shares	3
2. Total number of valid voting shares held by the attending shareholders or proxies		96,308,273,749
of which:	A shares	85,836,709,512
	H shares	10,471,564,237
3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)		79.5468006
of which:	A shares	70.8977054
	H shares	8.6490952

1

As at the share registration date (25 January 2016), the total number of shares in issue of the Company is 121,071,209,646 shares. The total number of shares of the Company entitling the holders to attend and vote on the resolutions at the EGM is 121,071,209,646 shares. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the EGM. No shareholders of Sinopec Corp. are required under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circular of Sinopec Corp. dated 7 January 2016 to vote against or to abstain from voting on any of the resolutions at the EGM.

The EGM was convened by the board of directors of Sinopec Corp. (the "Board"). Mr. Wang Yupu, Chairman of the Board, did not attend the EGM due to official duties. Recommended by more than half of all Directors, Mr. Zhang Jianhua, Director, chaired the EGM. The Company has 11 directors and 7 supervisors as of the time of the EGM. Mr. Zhang Jianhua and Mr. Zhang Haichao, both as directors, attended the EGM; Mr. Wang Yupu, Chairman of the Board, Mr. Li Chunguang, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Jiao Fangzheng, all as directors, Mr. Jiang Xiaoming, Mr. Andrew Y. Yan, Mr. Tang Min and Mr. Fan Gang, all as independent non-executive Directors, did not attend the EGM due to official duties. Mr. Liu Yun, Chairman of the supervisory committee of Sinopec Corp., Mr. Zou Huiping and Mr. Wang Yajun, both as supervisors, attended the EGM. Mr. Liu Zhongyun, Mr. Zhou Hengyou, Mr. Jiang Zhenying, Mr. Yu Renming, all as supervisors, did not attend the EGM due to official duties. Vice President Mr. Jiang Zhenghong and Mr. Chang Zhenyong were present at the EGM. Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolutions

The following ordinary resolutions were considered at the EGM by way of poll:

1.	To elect Mr. Ma Yongsheng as the executive director of the Sixth Session of the board of directors of the Company

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	85,817,389,455	99.977503	19,310,557	0.022497
H Share	4,929,525,990	47.075355	5,542,038,247	52.924645
Total	90,746,915,445	94.225471	5,561,348,804	5.774529

2

2.	To consider and approve the provision of completion guarantee for Zhongtian Hechuang Energy Co., Ltd. in relation to its project financing.

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	85,836,320,362	99.999547	389,150	0.000453
H Share	10,454,829,637	99.986921	1,367,600	0.013079
Total	96,291,149,999	99.998176	1,756,750	0.001824

III.	Witness by lawyers

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the EGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting result at the EGM was valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of voting at the EGM.

IV.	Documents for inspection

1.	The Resolution passed at the EGM;

2.	The Legal Opinion.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 February 2016

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

3

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 0386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non–Executive Directors
•	Wang Yupu (Chairman)

Executive Directors
•	Li Chunguang
•	Zhang Jianhua
•	Wang Zhigang
•	Dai Houliang
•	Zhang Haichao
•	Jiao Fangzheng
•	Ma Yongsheng

Independent Non–Executive Directors
•	Jiang Xiaoming
•	Andrew Y. Yan
•	Tang Min
•	Fan Gang

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Zhang Jianhua
Wang Zhigang
Dai Houliang
Zhang Haichao
Jiao Fangzheng
Andrew Y.Yan
Fan Gang

Audit Committee

Function	Name
Chairman	Andrew Y. Yan
Member	Jiang Xiaoming
Tang Min

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Chunguang
Jiang Xiaoming

Social Responsibility Management Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Tang Min

Beijing, 25 February 2016

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: February 26, 2016